[LETTERHEAD OF SANDLER O’NEILL & PARTNERS]

April 5, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Community Healthcare Trust Incorporated

Registration Statement on Form S-11 (Registration Number 333-210397)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby join Community Healthcare Trust Incorporated (the “Company”) in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. on April 6, 2016, or as soon thereafter as may be practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we and the other underwriters have effected the following distribution of the Company’s Preliminary Prospectus, dated March 31, 2016, through the date hereof:

Preliminary Prospectus, dated March 31, 2016:

588 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.  This letter replaces our letter to you dated April 4, 2016 regarding the above-referenced Registration Statement.

Very Truly Yours,

Sandler O’Neill & Partners, L.P.
Evercore Group L.L.C.
SunTrust Robinson Humphrey, Inc.

By:	Sandler O’Neill & Partners, L.P.,
As representative of the several underwriters

By:	Sandler O’Neill & Partners, Corp.,
the sole general partner

/s/ Jennifer Docherty
Jennifer Docherty
Authorized Signatory